April 6, 2020

Yongsheng Liu
Chief Executive Officer
Wealthbridge Acquisition Limited
Flat A, 6/F, Block A
Tonnochy Towers
No. 272 Jaffe Road
Wanchai, Hong Kong

       Re: Wealthbridge Acquisition Limited
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2019
           File No. 001-38799

Dear Mr. Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Giovanni Caruso